February 16, 2012	Writer’s Direct Contact
212.468.8179
apinedo@mofo.com

Mary Cole, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medley Capital Corporation Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 No. 333 179237

Dear Ms. Cole:

On behalf of our client, Medley Capital Corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form N-2 (the “Registration Statement”), which has been marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement. In this letter we provide responses to the comments raised by the staff (the “Staff”) in its comment letter dated February 16, 2012. We have noted the comments from the Staff in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 3 that is being provided to you under separate cover.

An undertaking has been included in Part C to file a post-effective amendment when preferred stock, warrants, debt securities or units are subsequently offered.

Page Two

1.	Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company’s future issuances of securities. Please add further appropriate disclosure (including in the fee table) if the Company intends to issue Other Securities within the next year.

The Company does not intend to issue preferred stock, debt securities, warrants, or units within the next 12 months.

2.	We note the absence of the Acquired Fund Fees and Expenses line item in the Company’s fee table. Please confirm to us in your response letter that the Company did not make investments that trigger the need for Acquired Fund Fees and Expenses disclosure.

We confirm that the Company did not make investments that would have triggered the need for Acquired Fund Fees and Expenses disclosure.

3.	All fees and expenses associated with the securities of the Company must be appropriately presented in the fee table based on net assets attributable to common shares. Please explain in a footnote that this is because such expenses are ultimately paid by the Company’s common stockholders. It also should be clear that offering expenses of the securities, if any, will be borne directly or indirectly by the Company’s common shareholders.

We have revised the lead-in to the fee table to make clear that expenses will be borne directly or indirectly by the common shareholders.

4.	Page 4—a revision has been made changing “opportunity” to “opportunit”. Is this a typographical error?

Yes, it is a typographical error and it has been corrected.

5.	Page 9--Fees and Expenses—Please advise the staff which percentages in the fee table are estimates. In addition, please include stockholder transaction expenses in the fee example. Blanks should be filled in before the filing can be declared effective. The Example states that incentive fees have been excluded; it appears that they should have been included.

We have indicated which percentages in the table are estimates. We have not filled in the blanks given that this is a shelf registration statement and the sales load, expenses, etc. are not known at this time. As stated in the footnotes to the table, we will complete such information in the relevant prospectus supplement.

Page Three

We have deleted the reference that stated incentive fees were excluded from calculations.

6.	The prospectus indicates that the Company will seek shareholder approval for sales below net asset value. If such approval has already been obtained, that fact should be disclosed.

Shareholder approval has not yet been obtained.

7.	Please add risk disclosure stating that incentive fees may be paid on PIK interest that is accrued but may not be paid.

We have added disclosure to this effect in the risk factor that is titled “We may be required to pay incentive fees on income accrued, but not yet received in cash.”

As you know, we had hoped that the Registration Statement would be declared effective on February 15, 2012, and had filed an acceleration request for yesterday. We appreciate in advance your time and attention to this amendment, as well as to our comment responses. I am also available at any time by email or telephone to discuss the changes in Amendment No. 3 and this response letter.

Separately, in connection with the filing of the Company’s acceleration request this morning, the Company acknowledged that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that Staff comments do not foreclose the Commission from taking any action with respect to those filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anna T. Pinedo